Exhibit 99.3

Intersil Employees:

Today, Intersil announced that we have signed an agreement to acquire Techwell, Inc., a publicly held (NASDAQ: TWLL) fabless semiconductor company that designs and sells mixed signal video solutions for the security surveillance and automotive infotainment markets. Techwell’s mixed signal products enable the conversion of analog video signals to digital form and perform advanced digital video processing to facilitate the display, storage and transport of video content.

Techwell is headquartered in San Jose, CA and employs approximately 200 people in eight locations worldwide. Last fall, Techwell purchased a private company establishing a large development center in Chengdu, China where approximately 40 people are employed. Techwell also has development resources in Tokyo, Japan; Taipei, Taiwan; Seoul, Korea; and Chicago, IL. Techwell has sales resources in the U.S. and several locations in the AsiaPac region.

I am impressed with how Techwell has established a leading position in the security surveillance market and is growing its business in the automotive infotainment market. As part of Intersil, the Techwell team will be able to grow security surveillance and automotive infotainment sales even faster by combining our resources, technologies and customer engagements. Also, the combination of Intersil’s analog expertise and Techwell’s mixed signal expertise positions us to expand our silicon content per system and deliver further differentiated solutions. There will be a significant opportunity to pull through Intersil products, including our Mega Q and power management, into these platforms. I have the vision of transforming Intersil into the best analog & mixed signal IC company in the world, and combining forces with Techwell is key to achieving that goal.

Pending shareholder approval and meeting other regulatory requirements, the deal is expected to close in approximately 60 days. When the transaction closes, Techwell will become part of the Analog and Mixed Signal organization. Hiro Kozato, currently the CEO of Techwell, will report directly to Susan Hardman, SVP, Analog and Mixed Signal Products Group.

I will be speaking more about this transaction at our upcoming quarterly communication meeting in April.

Dave

Securities Law Disclosure and Additional Information

The tender offer for the outstanding shares of common stock of Techwell, Inc. (“Techwell”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Intersil Corporation and an indirect wholly-owned subsidiary of Intersil Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Techwell will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by Techwell’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to Techwell’s stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.